Exhibit 99.4

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Audited consolidated balance sheet as of December 31, 2014 and unaudited interim condensed consolidated balance sheet as of September 30, 2015

Unaudited interim condensed consolidated statements of comprehensive loss for the nine monthss ended September 30, 2014 and 2015

Unaudited interim condensed consolidated statements of cash flows for the nine months ended September 30, 2014 and 2015

Notes to the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2014 and 2015

QUNAR CAYMAN ISLANDS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2014 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2015

(Amounts in thousands of Renminbi (“RMB”) and U. S. dollars (“US$”),

except for number of shares and per share (or ADS) data)

		As of
		December 31,	September 30,	September 30,
	Notes	2014	2015	2015
		RMB	RMB	US$
			(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents		812,972	4,056,784	638,301
Restricted cash		236,929	1,851,184	291,268
Funds receivable		413,084	729,965	114,854
Short-term investments		—	255,121	40,141
Accounts receivable, net	3	165,404	360,707	56,754
Due from related parties	12	39,951	143,484	22,576
Prepayments and other current assets	4	259,734	845,834	133,085
Deferred tax assets		22,859	28,044	4,412
Total current assets		1,950,933	8,271,123	1,301,391

Non-current assets
Property and equipment, net	6	149,307	208,919	32,872
Intangible assets, net		2,849	12,936	2,035
Long-term investments	5	103,175	610,605	96,074
Goodwill	8	—	10,755	1,692
Other non-current assets		61,453	100,565	15,823
Total non-current assets		316,784	943,780	148,496

TOTAL ASSETS		2,267,717	9,214,903	1,449,887

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities (including current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB844,484 and RMB1,991,058 (US$313,276) as of December 31, 2014 (audited) and September 30, 2015 (unaudited), respectively) (Note 1)

Short-term loan	7	—	643,500	101,249
Customer advances and deposits		258,992	340,852	53,630
Due to related parties	12	6,305	1,240,317	195,153
Accounts payable		19,813	42,083	6,622
Salaries and welfare payable		201,433	420,600	66,178
Income tax payable		22,821	27,557	4,336
Accrued expenses and other current liabilities	9	1,155,547	2,300,703	361,996
Warrant liability	12	701,776	—	—
Total current liabilities		2,366,687	5,015,612	789,164

Non-current liabilities (including non-current liabilities of the Affiliated PRC Entities without recourse to the Company amounting to RMB3,429 and RMB6,413 (US$1,009) as of December 31, 2014 (audited) and September 30, 2015 (unaudited), respectively) (Note 1)

Long-term debt	10	—	2,576,913	405,456
Deferred tax liabilities ,non-current		—	1,363	214
Other non-current liabilities		71,616	80,849	12,721
Total non-current liabilities		71,616	2,659,125	418,391

Total liabilities		2,438,303	7,674,737	1,207,555

QUNAR CAYMAN ISLANDS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2014 AND UNAUDITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2015

(CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U. S. dollars (“US$”),

except for number of shares and per share (or ADS) data)

		As of
		December 31,	September 30,	September 30,
	Notes	2014	2015	2015
		RMB	RMB	US$
			(Unaudited)	(Unaudited)
Commitments and contingencies	19

Shareholders’ (deficit) equity
Class A Ordinary shares (US$ 0.001 par value of per share; 303,344,804 shares authorized as at December 31, 2014 and September 30, 2015, respectively; 224,299,179 and 195,220,191 shares issued and outstanding as of December 31, 2014 (audited) and September 30, 2015 (unaudited), respectively)		1,426	1,242	195
Class B Ordinary shares (US$ 0.001 par value of per share; 496,655,196 shares authorized as at December 31, 2014 and September 30, 2015, respectively; 134,376,522 and 200,118,965 shares issued and outstanding as of December 31, 2014 (audited) and September 30, 2015 (unaudited), respectively)		831	1,243	196
Additional paid-in capital		2,069,313	5,942,987	935,079
Accumulated other comprehensive income	13	4,163	85,206	13,406
Accumulated deficit		(2,246,319)	(4,498,060)	(707,732)

Total Qunar Cayman Islands Limited’s shareholders’ (deficit) equity		(170,586)	1,532,618	241,144

Noncontrolling interests		—	7,548	1,188

Total shareholders’ (deficit) equity		(170,586)	1,540,166	242,332

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,267,717	9,214,903	1,449,887

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2015

(Amounts in thousands of Renminbi (“RMB”) and U. S. dollars (“US$”),

except for number of shares and per share (or ADS) data)

		Nine months ended
	Notes	September 30, 2014	September 30, 2015	September 30, 2015
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Flight and flight related services		826,802	1,570,795	247,151
Accommodation reservation services		245,083	937,826	147,559
Display advertising services		61,152	86,806	13,658
Other services		103,960	281,748	44,331

Total revenues		1,236,997	2,877,175	452,699
Cost of revenues		(317,223)	(925,813)	(145,669)
Gross profit		919,774	1,951,362	307,030

Operating expenses
Product developments		(532,410)	(1,046,755)	(164,698)
Product sourcing		(206,347)	(445,963)	(70,169)

Sales and marketing (including amounts contributed by and paid to a related party amounting to RMB145,470 and RMB158,772 (US$24,981), for the nine months ended September 30, 2014 and 2015, respectively)		(612,010)	(1,798,834)	(283,030)
General and administrative		(297,021)	(390,047)	(61,371)
Online marketing expense for Baidu Zhixin Cooperation		(450,163)	(37,178)	(5,850)

Operating loss		(1,178,177)	(1,767,415)	(278,088)

Change in fair value of warrant liability	12	—	(397,987)	(62,620)
Interest income(expense), net		26,652	(54,309)	(8,545)
Foreign exchange loss, net		(13,287)	(31,903)	(5,019)
Other income, net		3,153	8,422	1,325
Loss before income taxes		(1,161,659)	(2,243,192)	(352,947)

Income tax expense	11	(9,780)	(11,237)	(1,768)
Equity in loss of an affiliated company, net of tax		—	(2,121)	(334)

Net loss		(1,171,439)	(2,256,550)	(355,049)
Net loss attributable to noncontrolling interests		—	(4,809)	(757)

Net loss attributable to Qunar Cayman Islands Limited’s shareholders		(1,171,439)	(2,251,741)	(354,292)

QUNAR CAYMAN ISLANDS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDEDSEPTEMBER 30, 2014 and 2015(CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U. S. dollars (“US$”),

except for number of shares and per share (or ADS) data)

		Nine months ended
	Notes	September 30, 2014	September 30, 2015	September 30, 2015
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments		28,012	81,043	12,751
Comprehensive loss		(1,143,427)	(2,170,698)	(341,541)

Less: comprehensive loss attributable to noncontrolling interests		—	(4,809)	(757)

Comprehensive loss attributable to Qunar Cayman Islands Limited’s shareholders		(1,143,427)	(2,165,889)	(340,784)

Loss per share for ordinary shares
Basic and diluted		(3.35)	(6.03)	(0.95)
Loss per ADS (each ADS represents three Class B ordinary shares)
Basic and diluted		(10.05)	(18.09)	(2.85)
Weighted average number of ordinary shares used in computation:
Class A ordinary shares:
Basic	15	276,228,305	221,976,494	221,976,494
Diluted	15	276,228,305	221,976,494	221,976,494
Class B ordinary shares:
Basic	15	73,304,082	151,578,106	151,578,106
Diluted	15	349,532,387	373,554,600	373,554,600

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

QUNAR CAYMAN ISLANDS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE

MONTHS ENDED SEPTEMBER 30, 2014 and 2015

(Amounts in thousands of Renminbi (“RMB”) and U. S. dollars (“US$”),

except for number of shares and per share data)

		Nine months ended
	Notes	September 30, 2014	September 30, 2015	September 30, 2015
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net cash used for operating activities		(350,894)	(2,056,545)	(323,579)

Cash flows from investing activities:
Acquisitions of property and equipment		(124,003)	(153,242)	(24,111)
Acquisition of intangible assets		—	(849)	(134)
Purchase of short-term investments		(246,061)	(254,216)	(39,999)
Proceeds from maturity of short-term investments		734,233	—	—
Payments for long-term investments		(55,698)	(506,337)	(79,668)
Acquisition of business, net of cash acquired		—	(7,910)	(1,244)
Net cash provided by (used for) investing activities		308,471	(922,554)	(145,156)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares		—	1,932,019	303,987
Proceeds from exercise of share options		9,912	4,850	763
Proceeds from noncontrolling interests		—	1,000	158
Proceeds from short-term loan		—	643,500	101,249
Restricted cash pledged on short-term loan		—	(650,000)	(102,272)
Proceeds from issuance of long-term debt		—	3,103,303	488,278
Payment for debt issue cost		—	(52,565)	(8,271)
Loans from related parties	12	—	1,134,000	178,425

Net cash provided by financing activities		9,912	6,116,107	962,317

Effect of exchange rate changes on cash and cash equivalents		25,784	106,804	16,805
Net (decrease) increase in cash and cash equivalents		(6,727)	3,243,812	510,387
Cash and cash equivalents at beginning of the period		980,129	812,972	127,914

Cash and cash equivalents at end of the period		973,402	4,056,784	638,301

Supplemental cash flow disclosures:
Interest paid		—	319	50
Income taxes paid		3,059	3,014	474
Acquisitions of property and equipment included in accounts payable		8,610	12,000	1,888

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U. S. dollars (“US$”),

except for number of shares and per share data)

1.                   Basis of Presentation

Qunar Cayman Islands Limited (the “Company” or “Qunar”) is a limited company incorporated on July 31, 2006 and domiciled in the Cayman Islands. The Company is principally engaged in the operation of an online travel commerce platform with the provision of flight and flight related, accommodation reservation and other travel related services as well as display advertising services primarily in the People’s Republic of China (“PRC”).

On January 31, 2015, the Company acquired a 55% controlling equity interest of a travel service provider for a total consideration of RMB11,000 (Note 14).

On May 15, 2015, the Company injected cash of RMB10,000, in setting up Beijing Xiaoyaotianxia Technology Company Limited and holds 55% of equity interest.

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2014. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2015. The condensed consolidated balance sheet as of December 31, 2014 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014.

In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in internet content, the Company operates its website and conducts a portion of its display advertising businesses in the PRC through Qunar.com Beijing Information Technology Company Limited (“VIE”) and its wholly-owned subsidiaries, collectively known as the “principal Affiliated PRC Entities.”. The paid-in capital of the VIE was funded by Beijing Qunar Software Technology Company Limited (the “WFOE”) through loans extended to the VIE’s shareholders (the “Nominee Shareholders”). The effective control of the VIE is held by the Company, through a series of contractual agreements (the “Contractual Agreements”) entered into in October 2006, as amended. As a result of the Contractual Agreements, the Company maintains the ability to control the VIE, is entitled to substantially all of the economic benefits from the VIE, and is obligated to absorb all of the VIE’s expected losses.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIE through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company. In addition, through the Contractual Agreements, the Company demonstrates its ability and intention to continue to absorb substantially all of the expected losses and profits of the VIE.

With respect to the VIE, the Board of Directors of the Company approves the annual budget, financial statements and material contracts of the VIE after the review by senior management of the Company. Senior management of the Company is also generally responsible for the review and approval of sales contracts, credit approval policies, pricing policies, the display of advertisements as well as the appointments and terminations of personnel. In addition, the WFOE is mainly responsible for acquiring significant bandwidth and traffic, marketing and product developments for the VIE. Therefore, the Company directs the activities of the VIE that most significantly impact their economic performance.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.         Basis of Presentation (continued)

As a result of the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation.

The following is a summary of the Contractual Agreements:

(1) Power of Attorney Agreement: Pursuant to the power of attorney agreement signed between the Nominee Shareholders and the WFOE, the Nominee Shareholders gave the WFOE an irrevocable proxy to exercise all of their voting rights as shareholders of the VIE and sign and/or stamp on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of the VIE. The WFOE is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent. The Nominee Shareholders have also irrevocably and permanently waived their rights to terminate this proxy. The proxy will only end when the equity interests of the VIE have been transferred to the Company, the WFOE or their designee or upon the dissolution of the VIE, whichever is earlier.

(2) Loan Agreement: Pursuant to the loan agreement between the Nominee Shareholders and the WFOE, the WFOE granted interest free loans amounting to RMB 1,000 for the Nominee Shareholders’ contributions to the VIE. The manner and timing of the repayment is at the sole discretion of the WFOE and at the Nominee Shareholders’ option may be in the form of transferring the VIE’s equity interest to the WFOE or its designees.

(3) Equity Option Agreement: Pursuant to the equity option agreement entered into between the Nominee Shareholders, the Company and the WFOE, the Nominee Shareholders granted to the Company/ WFOE or their designees an exclusive and irrevocable option to purchase all their equity interests in the VIE. The exercise consideration should be based on the loan amount as described above or the minimum consideration permitted by the PRC laws, whichever is higher. The Company/ WFOE or their designees may exercise such option at any time until it has acquired all equity interests of the VIE. This agreement terminates when all the equity interests have been transferred or when the obligations by the Nominee Shareholders have been fully performed, whichever is later.

(4) Exclusive Technical Consulting and Services Agreement: Pursuant to the exclusive technical consulting and services agreement entered into by the WFOE and the VIE, the VIE engaged the WFOE as their exclusive provider of technical, marketing and management consulting services for an initial term of 30 years, which will be automatically extended for another 10 years upon expiration. The VIE is required to pay to the WFOE service fees determined mutually by the parties. The WFOE will exclusively own any intellectual property arising from the performance of this agreement. The agreement can be terminated mutually by the parties.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.          Basis of Presentation (continued)

(5) Equity Interest Pledge Agreement: Pursuant to the equity interest pledge agreement entered into between the Nominee Shareholders and the WFOE, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or dispose of their equity interests in the VIE until all the obligations under the agreements above have been performed and the equity interests in the VIE have been transferred to the WFOE, the Company and/or their designees. The Nominee Shareholders also cannot create any pledge or encumbrance on the equity interests in the VIE without the WFOE’s prior written consent. The WFOE is entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the WFOE as the pledgee will be entitled to dispose of the pledged equity interests at any time through transfer or assignment. The WFOE also has the right to collect dividends from the equity interests. The equity interest pledge agreement will terminate after all the obligations under these agreements have been satisfied in full and the pledged equity interests have been transferred to the WFOE, the Company and/or their designees. The equity interest pledge agreement may only be early terminated by the WFOE unilaterally. The equity pledge has also been registered with the local administration for industry and commerce and remains effective until all payments due under the exclusive technical consulting and services agreement have been fulfilled by the VIE.

In May 2012, the Contractual Agreements were supplemented by the following terms:

•             Dividends and distributions are not permitted without the prior consent of the WFOE. To the extent there is a dividend or distribution, the Nominee Shareholders will remit the amounts in full to the WFOE immediately;

•             The Nominee Shareholders agreed that the total consideration received from the transfer of any part of the equity interests or sale of assets of the VIE will first be applied to the outstanding balance under the loan and exclusive technical consulting and services agreements. After full repayment of the outstanding balance, any remaining consideration will be remitted in full to the WFOE as a nonreciprocal transfer;

•             With respect to the loan agreement, the term of the loan shall continue indefinitely until all the obligations have been fulfilled. The WFOE may at its discretion determine the time and manner for the repayment and the Nominee Shareholders’ option as to the form of repayment is superseded;

•             With respect to the equity option agreement, the method of payment of the equity option shall be determined at the discretion of the WFOE. In the event of liquidation or dissolution of the VIE, all assets shall be sold to the WFOE at the lowest selling price permitted by the applicable PRC law, and any proceeds from the transfer and any residual interests in the VIE shall be remitted to the WFOE immediately. The Company also agrees to fund the WFOE if and when the VIE requires financial support from the WFOE, to the extent allowed by law, to the VIE for its operations and forego the right to seek repayment;

•             The appointment of any individuals to exercise the powers and rights assigned pursuant to the power of attorney agreement requires the approval of the Company. All the activities in relation to such powers and rights assigned are directed and approved by the Company; and

•             With respect to the exclusive technical consulting and services agreement, the service fees are determined based on a predetermined formula based on the financial performance of the VIE and can be adjusted by the WFOE unilaterally. The terms of the exclusive technical consulting and services agreement will continue to be in effect until it is terminated by the WFOE.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.          Basis of Presentation (continued)

In October 2012, the power of attorney agreement, loan agreement, equity option agreement, and exclusive technical consulting and services agreement were also updated to reflect an additional capital contribution amounting to RMB10,000 to the VIE by the WFOE. The supplemental terms of the Contractual Agreements entered into in May 2012 remain effective.

As a result of the power of attorney has since been effectively reassigned to the Company which has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. The Company and the WFOE, as a group of related parties, have held all of the variable interests of the VIE. The Company has been determined to be most closely associated with the VIE within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIE since May 2012. As the VIE was subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the Contractual Agreements were supplemented, the change of the primary beneficiary of the VIE was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

The Company and other PRC entities and their respective nominee shareholders entered into a series of agreements substantially similar to the above Contractual Agreements. Through these agreements, the Company demonstrates its ability and intention to continue to absorb substantially all of the expected losses and profits of these other PRC entities and direct the activities of these other PRC entities that most significantly impact their economic performance. Therefore, the Company also consolidates these other PRC entities in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation.

The principal Affiliated PRC Entities and other PRC entities are collectively known as the “Affiliated PRC Entities.”

The carrying amounts and classifications of the assets and liabilities of the Company’s Affiliated PRC Entities are as follows:

	As of
	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Current assets	1,011,311	3,194,705	502,660
Non-current assets	75,910	497,331	78,251
Total assets	1,087,221	3,692,036	580,911
Current liabilities	1,076,484	3,740,496	588,535
Non-current liabilities	3,429	6,413	1,009
Total liabilities	1,079,913	3,746,909	589,544

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.                   Basis of Presentation (continued)

The financial performance and cash flows of the Affiliated PRC Entities are as follows:

	Nine months ended
	September 30,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	191,768	1,059,088	166,639
Cost of revenues	123,850	817,603	128,643
Net loss	(24,421)	(65,330)	(10,279)
Net cash (used for) provided by operating activities	(21,677)	121,337	19,091
Net cash used for investing activities	(37,123)	(389,313)	(61,255)
Net cash provided by financing activities	2,674	507,000	79,772

As of December 31, 2014 and September 30, 2015, the current liabilities of the Affiliated PRC Entities included amounts due to WFOE and the Company of RMB232,000 and RMB1,749,438 (US$275,259), respectively, which were eliminated upon consolidation by the Company.

There was no pledge or collateralization of the Affiliated PRC Entities’ assets and the Company has not provided any financial support that it was not previously contractually required to provide to the Affiliated PRC Entities.

The Affiliated PRC Entities contributed 11.7% and 20.2% of the Company’s consolidated revenues for the nine months ended September 30, 2014 and 2015, respectively.

2.                   Summary of significant accounting policies

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the Affiliated PRC Entities of which the Company or a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and the Affiliated PRC Entities are eliminated upon consolidation.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, estimating the provision for account receivables, the useful lives of senior unsecured long-lived and intangible assets, the fair value of warrant liability and other derivatives embedded in convertible notes and the cancelation rate of air travel facilitating services sold; determining the purchase price allocation of business combination and share-based compensation expenses; assessing the impairment of long-term investments and long-lived assets, realizability of deferred tax assets, unrecognized tax benefits, and contingencies. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                   Summary of significant accounting policies (continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of 6.3556 per US$1.00 on September 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Reclassification of revenue amounts

The Company presented its revenue in the categories of flight and flight related services, accommodation reservation services, display advertising services and other services beginning January 1, 2015. Therefore, comparative amounts for the nine months ended September 30, 2014 were reclassified to conform to the current period presentation. Such reclassifications had no effect on net loss, total assets, total liabilities or total shareholders’ (deficit) equity as previously reported.

Revenue recognition

In 2015, the Company pre-purchases air tickets and hotel rooms from airlines and hotels and sells to end users. On such transactions, the Company acts as a principal and presents revenues on a gross basis. Revenues recognized on a gross basis represent the sales prices of the air tickets and hotel rooms sold to end users, and the costs of the air tickets and hotel rooms paid to the airlines and hotels are recorded as “cost of services” in the unaudited interim condensed consolidated statements of comprehensive loss.

Coupon programs

In 2015, the Company launched programs through which the Company offers coupons to end users, primarily under its pay for performance services business model where the Company acts as an agent to its customers including OTA, airlines and hotels. For the coupons that were voluntarily offered by the Company without the end users completing concurrent purchases, the Company recognizes the amounts of coupons redeemed by the end users as marketing expense when the future purchases are made, as these coupons are only redeemable against future purchases on the Company’s website or mobile platform by end users but not redeemable for cash. Whereas the Company recognizes the amounts of coupons redeemed by the end users that were issued in connection with completed purchases as reduction of revenue.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. As of December 31, 2014 and September 30, 2015, the Company held fixed time deposits amounting to nil and RMB255,121 (US$40,141) in commercial banks with original maturities of greater than three months but less than a year, respectively. Interest income for short-term investments ofRMB9,684, RMB905 (US$142) was recognized in the unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2014 and 2015, respectively.

Equity method investments

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Convertible debt instruments

ASC topic 815 (“ASC 815”), Derivatives and Hedging, requires all contracts which meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in earnings if it does not qualify for hedge accounting. The Company considers the Cash Conversion Subsections under ASC subtopic 470-20 (“ASC 470-20”), Debt with Conversion and Other Options, on its convertible debt instruments that may be settled in cash or other assets upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative instrument under ASC 815. Under ASC470-20, the debt component is initially measured at its fair value considering all terms except the conversion option. The equity component is measured as the residual amount, reflecting the interest cost paid with the conversion option. The excess of the principal amount of the liability component over its carrying amount shall be amortized to interest cost using the interest method. The equity component shall not be remeasured as long as it continues to meet the equity classification.

If a convertible debt instrument within the scope of the Cash Conversion Subsections contains embedded features other than the embedded conversion option, ASC 815 shall be applied to determine if any of those features must be separately accounted for as a derivative instrument. Transaction costs incurred with third parties other than the investors and that directly relate to the issuance of convertible debt instruments within the scope of the Cash Conversion Subsections are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt and equity issuance costs, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                   Summary of significant accounting policies (continued)

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires all of the following steps: (i) identifying the acquirer, (ii) determining the acquisition date, (iii) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and (iv) recognizing and measuring goodwill or a gain from a bargain purchase. The consideration transferred in a business combination is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as a gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of acquired businesses. In accordance with ASC topic 350 (“ASC 350”), Intangibles—Goodwill and Other, goodwill is not amortized, but rather is tested for impairment annually or more frequently if indicators of impairment present. The Company assigns and assesses goodwill for impairment at the reporting unit level. The Company determined that it has only one reporting segment as a whole.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                   Summary of significant accounting policies (continued)

Recently issued accounting pronouncements

In April 2015, the FASB issued ASU No. 2015-03, Interest — Imputation of Interest (“ASU 2015-03”). To simplify presentation of debt issuance costs, ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company adopted ASU 2015-03 in April 2015.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.                  Accounts receivable, net

	As of
	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Accounts receivable	176,273	373,697	58,798
Less: allowance for doubtful accounts	(10,869)	(12,990)	(2,044)
	165,404	360,707	56,754

As of December 31, 2014 and September 30, 2015, all accounts receivable were due from third party customers.

The Company recognized additions to allowance for doubtful accounts amounting to RMB4,670 and RMB2,851 (US$449) within general and administrative expenses, for the nine months ended September 30, 2014 and 2015, respectively.

4.                  Prepayments and other current assets

	As of
	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Prepaid travel related data acquisition costs	24,043	17,515	2,756
Deposits and advance to suppliers	91,148	508,825	80,059
Other prepaid expenses	22,178	32,098	5,050
Receivable due from employees	33,578	53,897	8,480
Receivable related to employee share based awards	26,308	10,355	1,629
Other receivables	62,479	223,144	35,111

Total	259,734	845,834	133,085

5.                  Long-term investments

The Company’ long-term investments consist of cost method investments and equity method investment. No impairment of long-term investments occurred as of December 31, 2014 and September 30, 2015, respectively.

Cost method investments

The carrying amount of the Company’s cost method investments was RMB103,175 and RMB547,976 (US$86,220) as of December 31, 2014 and September 30, 2015, respectively.

Equity method investments

The Company holds 58.75% equity interest in an entity engaged in the ticketing business in the PRC. The carrying amount of equity method investment was nil and RMB62,629 (US$9,854) as of December 31, 2014 and September 30, 2015, respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.                   Property and equipment, net

	As of
	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Office furniture and equipment	33,112	40,412	6,358
Office computer equipment	56,089	71,297	11,218
Servers and network equipment	84,219	139,503	21,950
Software	17,030	26,653	4,194
Digital locks	4,551	40,201	6,325
Leasehold improvements	55,811	73,397	11,548
Total	250,812	391,463	61,593
Accumulated depreciation	(101,505)	(182,544)	(28,721)

Property and equipment, net	149,307	208,919	32,872

Depreciation expenses for the nine months ended September 30, 2014 and 2015, was RMB32,653 and RMB81,850 (US$12,878), respectively.

7.                   Short-term loan

On September 14, 2015, the Company obtained a RMB denominated loan with a principal amount of RMB643,500 (US$101,249) from Xiamen International Bank at an annual interest rate of 1.62%. The short-term bank loan matures in one year and is guaranteed by a deposit of RMB650,000 (US$102,272) by an overseas subsidiary. Interest expense of nil and RMB492 (US$77) was recognized for the nine months ended September 30, 2014 and 2015, respectively.

8.                   Goodwill

Changes in the carrying amount of goodwill for the nine months ended September 30, 2015:

Total
RMB
Balance as of December 31, 2014	—
Goodwill acquired during the period	10,755
Impairment	—

Balance as of September 30, 2015	10,755

Balance as of September 30, 2015 in US$	1,692

Goodwill is not deductible for tax purposes and is not amortized but tested for impairment at least annually.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.                   Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Payable to travel service providers (“TSP”s)	673,990	1,434,486	225,704
Payable to end users	65,708	177,873	27,987
Accrued operating expenses	260,332	594,622	93,559
Contract termination loss provision	64,485	—	—
Payable to employees related to share based awards	32,305	27,762	4,368
Other tax payable	43,899	39,702	6,247
Accrued sales rebates	14,828	26,258	4,131
Total	1,155,547	2,300,703	361,996

10.            Long-term debt

On June 17, 2015, the Company issued US$500,000 senior unsecured convertible notes (the “Notes”) to third-parties, SL Camel Holding Ltd., Gaoling Fund L.P and YHG Investment L.P. The Notes bear interest at a coupon rate of 2% per annum with a maturity date of June 17, 2021. The significant terms of the Notes are summarized below:

Conversion and settlement method

The Notes are convertible at any time, at the holders’ option, into the Company’s ADSs, at an initial conversion price of US$55.00 per ADS, subject to adjustments under the terms of the Notes. Upon conversion, the Company shall pay or deliver its ADSs or cash, or any combination of cash and ADSs at the Company’s election.

Repurchase

If the Company undergoes a Fundamental Change as defined in the agreement, holders of the Notes have the right to require the Company to repurchase all or part of the at the repurchase price of 100% of the principal amount plus accrued and unpaid interest.

Redemption

Upon the occurrence of any of the Events of Default as defined in the agreement, the outstanding principal and accrued interest of the Notes will become due and payable in full.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.            Long-term debt (continued)

Make-whole provision

In an event of Make-Whole Fundamental Change as defined in the agreement, the conversion rate applicable to each Note that is surrendered for conversion shall be increased to an amount based on a predetermined formula.

The Company accounted for the Notes under the cash conversion guidance under ASC 470-20 given the conversion option of the Notes is not required to be bifurcated under ASC 815. At issuance, the Company separated the Notes into equity component of RMB569,088 (US$89,541) and debt component of RMB2,534,215 (US$398,737). The allocated issuance costs to the debt component of RMB43,962 (US$6,917) were presented as direct deduction from the principal amounts of the Notes on the unaudited interim condensed consolidated balance sheets. The Company evaluated all the embedded derivative features and concluded that the make-whole provision feature of the Notes should be bifurcated from the debt host. As of the issuance date and September 30, 2015, the fair value of the make-whole feature was immaterial. For the nine months ended September 30, 2015, effective interest rate on the debt component of the Notes was 5.65% and the Company recognized interest expenses of RMB44,084(US$6,945).

11.            Income taxes

The Company’s effective tax rates were -0.84% and -0.50% for the nine months ended September 30, 2014 and 2015, respectively.

For the nine months ended September 30, 2014 and 2015, the Company recorded RMB4,786 and RMB7,808 (US$1,228) of unrecognized tax benefits, respectively, which primarily represented deemed revenues for income tax purposes. It is possible that the amount accrued will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this time.

As of September 30, 2015, unrecognized tax benefits of RMB58,942 (US$9,274) if ultimately recognized will impact the effective tax rate.

12.            Related party transactions

a) Related parties

Name of related parties	Relationship with the Company
Baidu, Inc.	Ultimate holding company
Baidu	Controlling shareholder of the Company
Baidu Online Network Technology (Beijing) Co., Ltd. (“Baidu Online”)	An entity controlled by Baidu
Beijing Baidu Netcom Science Technology Co., Ltd. (“Baidu Netcom”)	An entity controlled by Baidu
FuJian Bo Rui Websoft Technology Co., Ltd. (“Bo Rui”)	An entity controlled by Baidu
FuJian Bo Dong Cultural Communication Co., Ltd. (“Bo Dong”)	An entity controlled by Baidu
Beijing Nuo Mi Network Information Technology Co., Ltd. (“Nuo Mi”)	An entity controlled by Baidu
Baidu.com Times Technology (Beijing) Co., Ltd. (“Baidu Times”)	An entity controlled by Baidu

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.            Related party transactions(continued)

b) The Company had the following related party transactions for the nine months ended September 30, 2014 and 2015:

	Nine months ended
	September 30,	September 30,	September 30
	2014	2015	2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loans from Baidu Online (i)	—	1,134,000	178,425
Loan interest to Baidu (i)	—	27,576	4,339
Online marketing services from Baidu Zhixin Cooperation (ii)	450,162	37,173	5,849
Zhixin Compensation (ii)	—	(91,400)	(14,381)
Online marketing services from Baidu Online (iii)	269	64,001	10,070
Online marketing services from Baidu Netcom (iv)	133,906	79,483	12,506
Online marketing services from Baidu Times (vi)	4,028	11,405	1,794
Online marketing services contributed by Baidu, Inc. (v)	3,304	—	—
Online marketing services from Bo Rui	469	1,398	220
Online marketing services from Bo Dong	3,494	475	75
Online marketing service from Nuo Mi	—	2,010	316

(i)                                      On February 27, 2014, Qunar entered into a US$300,000 revolving credit facility agreement with Baidu. The three-year credit facility bears no commitment fee. Any drawdown bears interest at a rate of 90% of the benchmark lending rate published by the People’s Bank of China and shall be repaid within three years from the drawdown date. Qunar is allowed to repay its outstanding debt obligation at maturity either by cash or by issuance of Class B shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12 and May 4, 2015, Qunar drew down RMB507,000 and RMB627,000, respectively, pursuant to the agreement.

(ii)                                   On October 1, 2013, the Company and Baidu entered into the Zhixin Cooperation Agreement for an initial term starting from November 21, 2013 to December 31, 2016. On June 1, 2015, Baidu and the Company agreed to terminate the Zhixin Cooperation Agreement with immediate effect without admission of any breach by any party. Both party agreed that Baidu would pay the Company a cash consideration of RMB207,000 (USD32,570) in connection with the termination. The online marketing expense for Baidu Zhixin Cooperation was RMB450,162 and RMB37,173 (US$5,849) for the nine months ended September 30, 2014 and 2015, respectively. During the nine months ended September 30, 2014 and 2015, nil and RMB91,400 (US$14,381) were recognized as deduction to expense, respectively.

Concurrently with the termination, Baidu fully exercised the first independent tranche of the Baidu Warrants for services provided to the Company in 2014 into 11,450,000 of the Company’s Class B ordinary shares for no additional consideration. The remeasurement loss for those warrants immediately before they were exercised in 2015 was RMB397,987 (US$62,620) which was recorded in “Change in fair value of the warrant liability” on the Company’s unaudited interim condensed consolidated statements of comprehensive loss. The cash consideration received from Baidu was recorded in “Accrued expenses and other current liabilities” on the Company’s unaudited interim condensed consolidated balance sheet to be recognized prospectively against future Baidu service payments pursuant to ASC 605-50-45-13 as consideration received from a vendor.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.            Related party transactions(continued)

b) The Company had the following related party transactions for the nine months ended September 30, 2014 and 2015: (continued)

(iii)                                On June 1, 2015, the Company and Baidu entered into a business cooperation agreement, under which Baidu agreed to grant the Company an exclusive right to integrate its hotel information and products into the personal computer and mobile versions of Baidu Maps. The Company will display location-based hotel data through the Baidu Maps interface. Users can click on the displayed hotels to view hotels and to complete bookings. The Company pays Baidu cash amount at a certain percentage of gross revenue the Company earns in exchange for the services Baidu provides to the Company. This agreement will expire in May 2016 subject to renewal negotiation between both parties.

(iv)                               During the nine months ended September 30, 2014 and 2015, Baidu Netcom provided online marketing services amounting to RMB 133,906 and RMB 79,483 (US$12,506) to the Company, respectively. As one of the largest online marketing service providers in the PRC, Baidu Netcom typically requires upfront payments from its customers. As of September 30, 2014 and September 30, 2015, such payments amounted to RMB22,000 and RMB6,600 (US$1,038), respectively. The related services are expected to be delivered within the next 12 months.

(v)                                  The Company and Baidu, Inc. entered into a business cooperation agreement, whereby Baidu, Inc. provides free online marketing services and directs user traffic to the Company’s website. The Company recorded online marketing expenses based on the Company’s estimate of the expenses that would have been incurred if the Company had operated as an unaffiliated entity with a corresponding credit to additional paid in capital. The term of the business cooperation agreement is for an initial term of three years (the “Initial Term”); provided, however that notwithstanding Baidu, Inc.’s Non-Competition Undertaking to the Company survive until the later of (i) the expiration of the Initial Term and (ii) the date on which Baidu, Inc. and its controlled affiliates hold less than 50% of the voting power attaching to the outstanding shares of the Company (on a fully-diluted basis). The business cooperation agreement expired in July 2014. Upon its expiration, the Company started to pay Baidu, Inc. for the aforementioned online marketing services provided.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

12.            Related party transactions (continued)

c) The Company had the following related party balances outstanding as of December 31, 2014 and September 30, 2015:

	As of
	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Current assets
Due from related parties:
Baidu Netcom	25,210	6,600	1,038
Baidu Times	3,670	84,107	13,234
Nuo Mi	11,071	52,777	8,304
Total due from related parties	39,951	143,484	22,576

Current liabilities
Due to related parties:
Baidu Online	—	1,161,576	182,764
Baidu Inc.	4,714	68,741	10,816
Bo Rui	50	743	117
Nuo Mi	377	2,386	375
Baidu Netcom	—	6,871	1,081
Bo Dong	396	—	—
Baidu Times	768	—	—
Total due to related parties	6,305	1,240,317	195,153

Except as disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

13.            Shareholders’ equity

Ordinary shares

In June 2015, the Company issued 6,842,106 ADSs, equivalent to 20,526,318 Class B ordinary shares as a result of public offering. In June 2015, 11,450,000 shares of Class B ordinary shares were issued as a result of Baidu’s exercise of the 2014 Baidu Warrants (Note 12).

In September 2015, 29,078,988 shares of Class A ordinary shares were exchanged into Class B ordinary shares.

In the nine months ended September 30, 2015, 4,687,137 shares of Class B Ordinary shares were issued from share options exercised.

Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments

Balance as of December 31, 2014	4,163
Other comprehensive income	81,043
Balance as of September 30, 2015	85,206
Balance as of September 30, 2015, in US$ (Unaudited)	13,406

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.            Business acquisition

On January 31, 2015, the Company acquired a 55% controlling equity interest of a travel service provider to enrich its products and achieve synergies. Total consideration of the acquisition was RMB11,000 in cash to be paid in two installments. Each installment payment is dependent on acquiree and its the selling shareholders fulfilling certain administrative and operational conditions. The agreement also provides a call option that allows the Company to purchase the remaining 45% equity interest in the acquiree. As the remaining 45% equity interest is held by three non-controlling selling shareholders where the underlying shares of the acquiree are not publicly traded, the call option is an embedded feature in its shares, which does not qualify for bifurcation accounting. As of September 30, 2015, the Company paid RMB10,200 (US$1,605).

No purchase price allocation or pro forma results of operation of this acquisition have been presented because management considers the effect of the acquisition is immaterial to the Company’s consolidated financial results.

The revenue and net loss of the acquiree since the acquisition date included in the interim condensed consolidated statement of operations for the nine months ended September 30, 2015 were RMB1,720 (US$271) and RMB8,741 (US$1,375), respectively.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U. S. dollars (“US$”),

except for number of shares and per share data)

15.            Loss per share

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	Nine months ended September 30
	2014	2014	2015	2015	2015	2015
	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Basic loss per share:
Numerator:
Net loss attributable to ordinary shareholders for computing basic loss per share	(925,764)	(245,675)	(1,338,047)	(210,530)	(913,694)	(143,762)
Denominator:
Weighted average number of ordinary shares outstanding, basic	276,228,305	73,304,082	221,976,494	221,976,494	151,578,106	151,578,106
Basic loss per share:	(3.35)	(3.35)	(6.03)	(0.95)	(6.03)	(0.95)
Basic loss per ADS:		(10.05)			(18.09)	(2.85)

Diluted loss per share:
Numerator:
Net loss attributable to ordinary shareholders for computing diluted loss per share	(925,764)	(245,675)	(1,338,047)	(210,530)	(913,694)	(143,762)
Reallocation of net loss attributable to ordinary shareholders as a result of conversion of Class A to Class B ordinary shares	—	(925,764)	—	—	(1,338,047)	(210,530)
Net loss attributable to ordinary shareholders for computing diluted loss per share	(925,764)	(1,171,439)	(1,338,047)	(210,530)	(2,251,741)	(354,292)
Denominator:
Weighted average ordinary shares outstanding	276,228,305	73,304,082	221,976,494	221,976,494	151,578,106	151,578,106
Conversion of Class A to Class B ordinary shares	—	276,228,305	—	—	221,976,494	221,976,494
Weighted-average number of shares outstanding- diluted	276,228,305	349,532,387	221,976,494	221,976,494	373,554,600	373,554,600

Diluted loss per share:	(3.35)	(3.35)	(6.03)	(0.95)	(6.03)	(0.95)
Diluted loss per ADS:		(10.05)			(18.09)	(2.85)

The Company computes loss per Class A and Class B ordinary shares in accordance with ASC 260, Earnings Per Share, using the two class method. Under the two-class method, net income is allocated between Class A and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class A ordinary share is convertible into one Class B ordinary share at any time, while Class B ordinary shares cannot be converted into Class A ordinary shares under any circumstances. Each Class A ordinary share is entitled to three votes and each Class B ordinary share is entitled to one vote.

The effects of all outstanding share options (Note 16) and the Notes (Note 10) have been excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U. S. dollars (“US$”),

except for number of shares and per share data)

16.            Share-based compensation

In November 2007, the Company’s shareholders approved the 2007 Share Incentive Plan (the “2007 Plan”), which is administered by the Board of Directors or any of its committees. Under the Plan, the Board of Directors may grant options to its employees, directors and consultants. On February 12, 2015, the Company’s shareholders approved an amendment of the 2007 Plan at the annual general meeting. Pursuant to the amendment, the maximum number of shares that may be issued under the 2007 Plan shall increase on January 1 of each of 2015, 2016 and 2017 by 2.65% of the then outstanding shares, and on January 1, 2018 for remainder of the term of the 2007 Plan by 1.5% of the then outstanding shares.

Under the 2007 Plan, the Company granted 6,766,586 and 8,516,649 share options to employees during the nine months period ended September 30, 2015 and 2014, respectively.

The following table summarizes total compensation cost recognized:

	Nine months ended
	September 30,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Product developments	43,319	91,772	14,440
Product sourcing	1,197	6,043	951
Sales and marketing	8,438	27,037	4,254
General and administrative	148,188	155,251	24,427
	201,142	280,103	44,072

17.            Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries and PRC Affiliated Entities are restricted in its ability to transfer a portion of its net assets to the Company. As of September 30, 2015, the net assets subject to restriction is nil.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.         Fair value measurement

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, short-term investments, restricted cash, funds receivable, accounts receivable, due from and due to related parties, employee housing loan receivables, customer advances and deposits, accounts payable, short-term loan, other payables, the Notes and warrant liability. As of December 31, 2014 and September 30, 2015, the carrying values of these financial instruments, except for employee housing loan receivables, employee housing loan receivable, the Notes and warrant liability, approximated their fair values due to the short-term nature of these instruments.

The fair value of the employee housing loan receivables has been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities. The calculated fair value approximates the carrying amount of the outstanding employee housing loan receivables. The warrant liability was recorded at fair value on the issuance date and subsequently adjusted to the fair value at each reporting date. The liability component of the Notes was initially recorded at fair value net of issuance costs, with subsequent accretion to face value.

ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

Level 3 - Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measured the Baidu Warrants at fair value on a recurring basis. Baidu Warrants were classified as Level 2 by using the binomial-tree model with exogenous credit risk developed by Tsiveriotis and Fernandes (1998) based on inputs that are directly and indirectly observable in the market.

Assets and liabilities measured at fair value as of December 31, 2014 are summarized as below:

	Fair Value Measurement or Disclosure at December 31, 2014 Using
	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB
Recurring
Warrant liability	—	701,776	—
Total liability measured at fair value	—	701,776	—

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.            Fair value measurement (continued)

No asset or liability was measured at fair value as of September 30, 2015 as the Baidu Warrants were exercised (Note 12).

The Company has no assets or liabilities measured or disclosed at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended September 30, 2014 and 2015.

19.         Commitments and contingencies

Operating lease commitments

The Company leases office facilities and server racks under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options. There are no restrictions placed upon the Company by entering into these leases.

Future minimum payments under non-cancelable operating leases consist of the following as of September 30, 2015:

	RMB	US$
Three months ending December 31, 2015	75,681	11,908
Year ending December 31, 2016	204,029	32,102
Year ending December 31, 2017	54,781	8,619
Year ending December 31, 2018	3,678	579
Year ending December 31, 2019 and thereafter	2,606	410
	340,775	53,618

Capital Commitments

The Company’s capital commitments relate primarily to commitments in connection with the expansion and improvement of its network infrastructure and renovation of its offices. Total capital commitments contracted but not yet reflected in the unaudited interim condensed consolidated financial statements amounted to RMB 29,786 and RMB24,140 (US$3,798) as of December 31, 2014 and September 30, 2015, respectively. All of the commitments relating to the network infrastructure and renovation on the offices are to be fulfilled within the next year.

QUNAR CAYMAN ISLANDS LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.            Commitments and contingencies (continued)

Loss contingencies

With respect to display advertising services, the Company, as an industry practice in the PRC, regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The value-added tax pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current value-added tax rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to value-added tax at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for value-added tax purposes and the value-add tax for a revenue contract is calculated based on the total consideration for the overall arrangements. The rules related to the value-added tax pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The maximum estimated amount for this reasonably possible contingency up to September 30, 2015 was RMB7,179 (US$1,132).

Legal contingency

The Company received the final judgment (the “Final Judgment”) from the Beijing High People’s Court (the “Court”) with respect to the contract dispute with a TSP over the Distribution Agreement. In the Final Judgment, the Court upheld the prior judgment of the Beijing No. 1 Intermediate People’s Court from January 2015.

20.            Subsequent events

On October 26, 2015, the Company’s largest shareholder, Baidu, Inc., exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its ownership interest in the Company to Ctrip.com International, Ltd. (“Ctrip”). The exchange ratio is 1 Qunar ADS to 0.725 Ctrip ADSs.  After the completion of the transaction, Ctrip owns 190,152,519 Class B ordinary shares of Qunar, and became the largest shareholder of the Company.

On November 18, 2015, the Company entered into an agreement with Ctrip, pursuant to which, the employee equity awards of the Company shall be convertible to Ctrip ADSs at the ratio of 1 Qunar ADS to 0.725 Ctrip ADS. The management voluntarily undertakes that this exchange program will become effective only upon receiving consent from existing the shareholders representing the majority of all the outstanding fully diluted shares of the Company, including convertible bonds on an as converted basis, that are not owned by Baidu, Ctrip, or the management as of October 23, 2015.